Filed pursuant to Rule 433

Registration No. 333-158663

BANK OF AMERICA CORPORATION

MEDIUM-TERM NOTES, SERIES L

$3,000,000,000

5.625% SENIOR NOTES, DUE JULY 2020

FINAL TERM SHEET

Dated June 17, 2010

Issuer:	Bank of America Corporation

Ratings of this Series:	A2 (Moody’s)/A (S&P)/A+ (Fitch)

Title of the Series:	5.625% Senior Notes, due July 2020

Aggregate Principal Amount Initially Being Issued:	$3,000,000,000

Issue Price:	99.642%

Trade Date:	June 17, 2010

Settlement Date:	June 22, 2010 (DTC)

Maturity Date:	July 1, 2020

Ranking:	Senior

Minimum Denominations:	$5,000 and multiples of $5,000 in excess of $5,000

Day Count Fraction:	30/360

Interest Rate:	5.625%

Interest Payment Dates:	January 1 and July 1 of each year, beginning January 1, 2011, subject to unadjusted following business day convention.

Interest Periods:	Semi-annual

Treasury Benchmark:	10 year U.S. Treasury, due May 15, 2020

Treasury Yield:	3.192%

Treasury Benchmark Price:	102-19

Spread to Treasury Benchmark:	248 bps

Optional Redemption:	None

Listing:	None

Lead Manager and Sole Book-Runner:	Banc of America Securities LLC

Senior Co-Managers:	Deutsche Bank Securities Inc.
Fifth Third Securities, Inc.
Lloyds TSB Bank plc
Nomura Securities International, Inc.

Junior Co-Managers:	Cantor Fitzgerald & Co.
Loop Capital Markets, LLC
Samuel A. Ramirez & Company, Inc.

CUSIP:	06051G EC9

ISIN:	US06051GEC96

Bank of America Corporation (the “Issuer”) has filed a registration statement (including a pricing supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the lead manager will arrange to send you the pricing supplement, the prospectus supplement, and the prospectus if you request them by contacting Banc of America Securities LLC, toll free at 1-800-294-1322. You may also request copies by e-mail from securities.administration@bankofamerica.com or dg.prospectus_distribution@bofasecurities.com.